EXHIBIT 21

Subsidiaries of BrainStorm Cell Therapeutics Inc.

Subsidiary	Jurisdiction of Incorporation
BrainStorm Cell Therapeutics Ltd.	Israel
BrainStorm Cell Therapeutics UK Ltd.	United Kingdom